CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Fixed Rate Senior Notes due 2021	$2,491,600,000	$250,904.12

Floating Rate Senior Notes due 2021	$1,000,000,000	$100,700.00

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 894 to Registration Statement No. 333-200365 Dated April 18, 2016 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Fixed Rate Senior Notes Due 2021
 Floating Rate Senior Notes Due 2021

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Fixed Rate Senior Notes Due 2021 (the “fixed rate notes”) or the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2021 (the “floating rate notes” and, together with the fixed rate notes, the “notes”) prior to the maturities thereof.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes.” In addition, we describe the basic features of the fixed rate notes in the section of the accompanying prospectus called “Description of Debt Securities—Fixed Rate Debt Securities” and we describe the basic features of the floating rate notes in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

With respect to the fixed rate notes, we describe how interest is calculated, accrued and paid, including where a scheduled interest payment date is not a business day (the following unadjusted business day convention), under “Description of Debt Securities—Fixed Rate Debt Securities” in the accompanying prospectus.  With respect to the floating rate notes, we describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.  References in the accompanying prospectus supplement to the prospectus dated November 19, 2014 shall refer to the accompanying prospectus dated February 16, 2016.

Investing in the notes involves risks. See “Risk Factors” beginning on page 5 of the accompanying prospectus.

Fixed Rate Notes Due 2021		Floating Rate Notes Due 2021
Principal Amount:	$2,500,000,000	Principal Amount:	$1,000,000,000
Maturity Date:	April 21, 2021	Maturity Date:	April 21, 2021
Settlement Date		Settlement Date
(Original Issue Date):	April 21, 2016 (T+3)	(Original Issue Date):	April 21, 2016 (T+3)
Interest Accrual Date:	April 21, 2016	Interest Accrual Date:	April 21, 2016
Issue Price:	99.664%	Issue Price:	100.00%
Specified Currency:	U.S. dollars	Specified Currency:	U.S. dollars
Redemption Percentage		Redemption Percentage
at Maturity	100%	at Maturity:	100%
Interest Rate:	2.500% per annum	Base Rate:	LIBOR
	(calculated on a 30/360 day	Spread (Plus or Minus):	Plus 1.40%
	count basis)	Index Maturity:	Three months
Interest Payment Period:	Semi-annual	Index Currency:	U.S. dollars
(continued on the next page)		(continued on the next page)

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY

MUFG

Fixed Rate Notes Due 2021 (continued)		Floating Rate Notes Due 2021 (continued)
Interest Payment Dates:	Each April 21 and October	Initial Interest Rate:	The Base Rate plus 1.40% (to be
	21, commencing October 21,		determined by the Calculation
	2016		Agent on the second London
Business Day:	New York		banking day prior to the
Business Day Convention:	Following unadjusted		Original Issue Date)
Minimum Denominations:	$1,000 and integral multiples	Interest Payment Period:	Quarterly
	of $1,000 in excess thereof	Interest Payment Dates:	Each January 21, April 21, July
CUSIP:	61746B EA0		21 and October 21, commencing
ISIN:	US61746BEA08		July 21, 2016
Other Provisions:	None	Interest Reset Period:	Quarterly
		Interest Reset Dates:	Each Interest Payment Date
Interest Determination
		Dates:	The second London banking day
prior to each Interest Reset Date
		Reporting Service:	Reuters (Page LIBOR01)
		Business Day:	New York
		Calculation Agent:	The Bank of New York Mellon
(as successor to JPMorgan
Chase Bank, N.A. (formerly
known as JPMorgan Chase
Bank))
		Minimum Denominations:	$1,000 and integral multiples of
$1,000 in excess thereof
		CUSIP:	61746B EB8
		ISIN:	US61746BEB80
		Other Provisions:	None

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On April 18, 2016, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 99.314%, plus accrued interest, if any, for the fixed rate notes and at a net price of 99.65%, plus accrued interest, if any, for the floating rate notes, each of which we refer to as the “purchase price” for the respective notes.  The purchase price for the fixed rate notes equals the stated issue price of 99.664%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of the fixed rate notes and the purchase price for the floating rate notes equals the stated issue price of 100.00%, plus accrued interest, if any, less a combined management and underwriting commission of 0.35% of the principal amount of the floating rate notes.

Name	Principal Amount of Fixed Rate Notes Due 2021	Principal Amount of Floating Rate Notes Due 2021
Morgan Stanley & Co. LLC	$1,800,000,000	$720,000,000
Mitsubishi UFJ Securities (USA), Inc.	250,000,000	100,000,000
ABN AMRO Securities (USA) LLC	25,000,000	10,000,000
BB&T Capital Markets, a division of BB&T Securities, LLC	25,000,000	10,000,000
Capital One Securities, Inc.	25,000,000	10,000,000
Drexel Hamilton, LLC	25,000,000	10,000,000
HSBC Securities (USA) Inc.	25,000,000	10,000,000
ING Financial Markets LLC	25,000,000	10,000,000
KeyBanc Capital Markets Inc.	25,000,000	10,000,000
nabSecurities, LLC	25,000,000	10,000,000
Samuel A. Ramirez & Company, Inc.	25,000,000	10,000,000
RBS Securities Inc.	25,000,000	10,000,000
Regions Securities LLC	25,000,000	10,000,000
Santander Investment Securities Inc.	25,000,000	10,000,000
Scotia Capital (USA) Inc.	25,000,000	10,000,000
SG Americas Securities LLC	25,000,000	10,000,000
SunTrust Robinson Humphrey, Inc.	25,000,000	10,000,000
TD Securities (USA) LLC	25,000,000	10,000,000
UniCredit Capital Markets LLC	25,000,000	10,000,000
U.S. Bancorp Investments, Inc.	25,000,000	10,000,000
Total	$2,500,000,000	$1,000,000,000

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 22% interest in Morgan Stanley.  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

In addition to the selling and other restrictions set forth in “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement, the following applies with respect to Canada:

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this document (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the managers are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated February 16, 2016, which is Exhibit 5-a to Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 filed by Morgan Stanley on February 16, 2016.